                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                               I-LINK INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   449927-10-2
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                  JUNE 4, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

                         (Continued on following pages)

                              (PAGE 1 OF 12 PAGES)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449927-10-2                  13D                    PAGE 2 OF 12 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL SPRINGWELL COMMUNICATIONS LLC

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    116,923,394  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    116,923,394  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,923,394 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.9% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         OO

CUSIP NO. 449927-10-2                  13D                    PAGE 3 OF 12 PAGES

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL LLC

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,923,394 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.9% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         OO

CUSIP NO. 449927-10-2                  13D                    PAGE 4 OF 12 PAGES

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,923,394 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.9% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         CO

CUSIP NO. 449927-10-2                  13D                    PAGE 5 OF 12 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CAPITAL CORPORATION

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,923,394 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.9% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         CO

CUSIP NO. 449927-10-2                  13D                    PAGE 6 OF 12 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         NA (SEE ITEM 3)

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0 (SEE ITEM 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF THE HOLDINGS OF COUNSEL CORPORATION, COUNSEL CAPITAL CORPORATION, COUNSEL LLC AND COUNSEL SPRINGWELL COMMUNICATIONS, LLC AS DESCRIBED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         IN

CUSIP NO. 449927-10-2                  13D                    PAGE 7 OF 12 PAGES


         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D/A-1 relates to the common stock, par value $.007 per share (the "Common Stock"), of I-Link Incorporated, a Florida corporation (the "Issuer") and amends and restates the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the SEC") on March 13, 2001 as later amended and restated on the Schedule 13D filed by the Reporting Persons with the SEC on May 2, 2001 (the "Schedule 13D").

         ITEM 2. IDENTITY AND BACKGROUND.

(a) The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation ("Counsel"), (ii) Counsel Capital Corporation, an Ontario, Canada corporation and wholly-owned subsidiary of Counsel ("Counsel Capital"), (iii) Counsel LLC, a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital ("Counsel LLC"), (iv) Counsel Springwell Communications, LLC, f/k/a Counsel Communications, LLC, a Delaware limited liability company that is owned jointly by Counsel LLC and certain other individual minority holders ("Counsel Springwell Communications"), and (v) Allan C. Silber, an individual citizen of Ontario, Canada. The directors and executive officers of Counsel, Counsel Capital, Counsel LLC and Counsel Springwell Communications as of the date hereof are set forth on Schedule A attached to the Schedule 13D and are incorporated herein by reference ("Schedule A").

(b) The principal business address of Counsel, Counsel Capital, Counsel LLC and Mr. Silber is: Exchange Tower, Suite 1300, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X 1E3. The principal business address of Counsel Springwell Communications is One Landmark Square, Suite 320, Stamford, Connecticut 06901. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital, Counsel LLC and Counsel Springwell Communications is set forth on Schedule A.

(c) Counsel's principal business is the acquisition of significant positions in, and the active management of, a portfolio of operating companies. Counsel Capital is a wholly-owned subsidiary of Counsel. 11.11% of Counsel LLC is owned by Counsel Capital and the remaining 88.89% of Counsel LLC is owned by Counsel. 88.4% of Counsel Springwell Communications is owned by Counsel LLC and the remaining 11.6% is owned by four individuals. Mr. Silber's principal occupation is the Chairman and Chief Executive Officer of Counsel. The principal occupation of each director and executive officer of Counsel, Counsel Capital, Counsel LLC and Counsel Springwell Communications, including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

CUSIP NO. 449927-10-2                  13D                    PAGE 8 OF 12 PAGES

(d) During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Springwell Communications nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Springwell Communications nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Silber is a citizen of Canada.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Counsel Springwell Communications purchased shares of Series M and Series N preferred stock of the Issuer (the "Preferred Stock") from Winter Harbor, LLC, pursuant to the terms of a Securities Purchase Agreement by and between Winter Harbor and Counsel Springwell Communications dated March 1, 2001, that is attached to the Schedule 13D as Exhibit 1.2 (the "Purchase Agreement") and is incorporated herein by reference. The Preferred Stock purchased pursuant to the Purchase Agreement was purchased with an intent to convert it into shares of Common Stock, and on March 7, 2001, it was converted into 61,966,057 shares of Common Stock.

         In connection with its purchase of an equity interest in the Issuer pursuant to the Purchase Agreement, Counsel Springwell Communications further agreed to lend the Issuer up to ten million dollars ($10,000,000) pursuant to a convertible promissory note (the "Note"). The Note was later amended so as to increase the amount that Counsel Springwell Communications may lend to Issuer to twelve million dollars ($12,000,000). The terms of the Note provide that Counsel Springwell Communications may convert the outstanding balance of the Note plus accrued interest at any time after March 1, 2001 at a conversion price of $0.56 per share Common Stock. As of October 31, 2001, the total outstanding debt under the Note (including principal and accrued interest) was $12,612,795, which is convertible into 22,522,848 shares of Common Stock. The $0.56 conversion price represents 105% of the average closing transaction price of Issuer's Common Stock over the consecutive five-day trading period ending February 26, 2001, the date on which Issuer and Counsel executed a binding term sheet related to the loan transaction.

         On April 17, 2001, Counsel Springwell Communications, Issuer, WebToTel Inc., a Delaware corporation and a subsidiary of Counsel Springwell Communications ("WebToTel") and I-Link Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Issuer (the "Merger Sub"), entered into an Agreement and Plan of Merger ("Merger Agreement"), whereby Issuer acquired Nexbell Communications ("Nexbell") through the exchange of all of the shares of Nexbell's parent company, WebToTel, for which Counsel Springwell Communications received 17,434,489 shares of the Common Stock of Issuer in consideration for its ownership

CUSIP NO. 449927-10-2                  13D                    PAGE 9 OF 12 PAGES

interest in WebToTel (the "Merger"). Prior to the Merger, Counsel Springwell Communications owned 99.89% of WebToTel.

         On June 4, 2001, the Issuer, through its wholly-owned subsidiary WorldxChange Corp. (f/k/a PT-1 Counsel, Inc., a/k/a PT-I Long Distance, Inc.) (the "Subsidiary", and together with the Issuer, the "Buyer"), entered in a Multi-Party Agreement (the "Multi-Party Agreement") pursuant to which Buyer purchased certain assets of WorldxChange Communications, Inc. ("WorldxChange") out of bankruptcy proceedings for a purchase price of $13,000,000 (the "Assets"). The Assets included all of the assets employed in WorldxChange's operations in the United States and consisted of WorldxChange's equipment, inventory, retail long distance business, accounts receivable, authorizations, software programs and related technology. To enable Buyer to purchase the Assets and operate the related business, an affiliate of Counsel loaned Buyer $14,850,000 pursuant to a Loan and Security Agreement dated June 4, 2001 (the "WorldxChange Loan Agreement").

         In connection with the WorldxChange Loan Agreement and the purchase of the Assets by Buyer, an affiliate of Counsel and the Issuer entered into a Warrant Agreement dated June 4, 2001 (the "Warrant Agreement"). The Warrant Agreement provides that in consideration of the $14,850,000 loan made under the WorldxChange Loan Agreement, the Issuer would issue three series of warrants to a Counsel affiliate which, in the aggregate, are exercisable to purchase up to 15,000,000 shares of the common stock of Issuer at an exercise price of $0.60 per share (the "Warrants"). Warrants entitling Counsel to acquire 5,000,000 shares of the Issuer's common stock became fully exercisable as of June 4, 2001. The Warrant Agreement provides that the Warrants entitling Counsel to acquire two additional 5,000,000 blocks of the Issuer's common stock become exercisable if the Issuer fails to fully repay the $14,850,000 loan by September 4, 2001 and December 4, 2001, respectively. As of November 9, 2001, the Issuer had not repaid the funds borrowed under the WorldxChange Loan Agreement and the Reporting Persons do not currently expect that Issuer will repay such amounts by December 4, 2001. The Warrants are currently held by Counsel Springwell Communications.

         ITEM 4. PURPOSE OF TRANSACTION.

         The Issuer's securities that are presently beneficially owned by Counsel, Counsel Capital, Counsel LLC, Counsel Springwell Communications and Mr. Silber were acquired and are currently being held for investment purposes. Counsel Springwell Communications may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, Counsel Springwell Communications may attempt to dispose of the shares owned by it on the open market, in privately negotiated transactions or otherwise.

         Pursuant to the terms of a Securities Support Agreement by and between the Issuer and Counsel Springwell Communications dated as of March 1, 2001 (the "Support Agreement"), the Issuer agreed to appoint two (2) designees of Counsel, reasonably acceptable to the Issuer, to the Issuer's Board of Directors. Gary Wasserson and Sam Shimer, the two nominees designated by Counsel Springwell Communications, were appointed to the Issuer's Board of Directors on April 15, 2001. The Support Agreement also obligated the Issuer, following the initial funding of the

CUSIP NO. 449927-10-2                  13D                   PAGE 10 OF 12 PAGES

Note, to increase the size of the Board of Directors to no more than nine (9) members and, as soon as reasonably possible, to solicit the proxies of the Company's shareholders to elect three (3) additional board nominees designated by Counsel.

         On September 7, 2001, there was an annual meeting of the Issuer's stockholders at which the stockholders elected three additional directors who are affiliated with Counsel. These directors are Allan Silber, Norman Chirite and Albert Reichmann. The Issuer's Board of Directors currently consists of seven members, five of which are affiliated with Counsel. The Issuer's Compensation and Audit Committees each include at least one director who is affiliated with Counsel.

         As a majority holder of the Issuer's Common Stock, the Reporting Persons may seek to exercise control over the Issuer by taking a variety of actions including, but not limited to, causing the Issuer to enter into extraordinary corporate transactions, causing the composition of the Issuer's Board of Directors and/or management to change, and/or causing a material change in the Issuer's present capitalization. In addition, the Reporting Persons may seek to acquire additional shares of Common Stock in open market transactions from the Issuer or other persons, and may seek to engage in an acquisition, disposition or other transaction involving the Issuer. Alternatively, the Reporting Persons may retain their existing interest in the Issuer and not engage in any of the foregoing transactions.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on October 31, 2001, each of Counsel, Counsel Capital, Counsel LLC and Counsel Springwell Communications beneficially owned the aggregate of 116,923,394 shares of the Issuer's Common Stock, which constitutes 77.9% of the outstanding shares of Issuer's Common Stock. Counsel and Counsel Capital are reporting persons for purposes of this Schedule 13D by virtue of their ownership interests in Counsel LLC, which is a reporting person by virtue of its ownership interest in Counsel Springwell Communications. The voting percentages shown on pages 2 through 6 of the Schedule 13D are incorporated herein by reference. Mr. Silber is a reporting person for purposes of this Schedule 13D by virtue of being an officer and director of Counsel and various Counsel affiliates and beneficially owning approximately 19.9% of Counsel. Mr. Silber disclaims direct and indirect beneficial ownership of all securities of Issuer owned by Counsel Corporation. Counsel Springwell Communications has the sole power to vote and to dispose of all of the shares of Issuer Common Stock held by it. Neither Counsel, Counsel Capital, Counsel LLC nor Mr. Silber have the power to vote or dispose of any of the shares of Issuer Common Stock to which this Schedule 13D relates.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

CUSIP NO. 449927-10-2                  13D                   PAGE 11 OF 12 PAGES

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.1 Agreement to File Jointly dated March 11, 2001 by and among Counsel Corporation, Counsel Capital Corporation, Counsel Springwell Communications, LLC and Allan C. Silber (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Springwell Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Springwell Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.4 Agreement and Plan of Merger dated April 17, 2001 by and among WebToTel, Inc. Counsel Springwell Communications, LLC, I-Link Incorporated and I-Link Acquisition Corp., and certain other shareholders (incorporated by reference to the Schedule 13D filed by the Reporting persons on May 2, 2001).

         1.5 Loan and Security Agreement dated June 4, 2001 by and among WorldxChange Corp., a.k.a., PT-1 Counsel, Inc., a.k.a. PT-1 Long Distance, Inc., I-Link Incorporated and Counsel Corporation (incorporated by reference to
Exhibit 10.2 of the Issuer's quarterly report for the period ending June 30, 2001 filed on Form 10-Q on August 20, 2001).

         1.6. Warrant Agreement dated June 4, 2001 by and between Counsel Corporation (US) and I-Link Incorporated (incorporated by reference to Exhibit
10.3 of the Issuer's quarterly report for the period ending June 30, 2001 filed on Form 10-Q on August 20, 2001).

         1.7. Multi-Party Agreement dated June 4, 2001, by and among Counsel Corporation, PT-1 Counsel, Inc., George Farley, in his capacity as Trustee of the D&K Grantor Retained Annuity Trust (incorporated by reference to Exhibit 2.1 of the current report filed by Issuer on From 8-K on June 19, 2001).

CUSIP NO. 449927-10-2                  13D                   PAGE 12 OF 12 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    November 13, 2001

                                    COUNSEL CORPORATION



                                    By:  /s/  Allan C. Silber
                                    --------------------------------------------
                                    Allan C. Silber
                                    Chairman of the Board and
                                    Chief Executive Officer


                                    COUNSEL SPRINGWELL COMMUNICATIONS, LLC



                                    By:  /s/  William E. Barker
                                    --------------------------------------------
                                    William E. Barker
                                    Managing Director


                                    COUNSEL CAPITAL CORPORATION



                                    By:  /s/  Allan C. Silber
                                    --------------------------------------------
                                    Allan C. Silber
                                    Chief Executive Officer


                                    COUNSEL LLC



                                    By:  /s/  Allan C. Silber
                                    --------------------------------------------
                                    Allan C. Silber
                                    Chief Executive Officer



                                    /s/  Allan C. Silber
                                    --------------------------------------------
                                    ALLAN C. SILBER, Individually

                                   SCHEDULE A
                                 TO SCHEDULE 13D

BOARD OF DIRECTORS OF COUNSEL:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

Norman Hill                                              250 Sheppard Avenue East
President                                                Suite 300
Norman Hill Realty                                       Toronto, ON  M2N 3A9

Morris Perlis                                            Exchange Tower
President                                                Suite 1300, P.O. Box 43
Counsel Corporation                                      2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Philip Reichmann                                         P.O. Box 20, 28th Floor
President                                                2 First Canadian Place
Olympia and York Properties, Inc.                        Toronto, ON M5Y 1B5

Allan C. Silber                                          Exchange Tower
Chairman and Chief Executive Officer                     Suite 1300, P.O. Box 43
Counsel Corporation                                      2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Gerald Turner                                            Administration
President Emeritus                                       600 University Avenue
Mt. Sinai Hospital                                       Suite 338
                                                         Toronto, ON M5G 1X5

Norman Chirite                                           280 Park Avenue
Managing Director                                        West Building, 28th Floor
Counsel Corporation                                      New York, NY 10017

EXECUTIVE OFFICERS OF COUNSEL:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

Allan C. Silber                                          Exchange Tower
Chairman of the Board and Chief Executive Officer        Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Norman Chirite                                           280 Park Avenue
Managing Director                                        West Building, 28th Floor
                                                         New York, NY 10017

Gary Wasserson                                           280 Park Avenue
Managing Director                                        West Building, 28th Floor
                                                         New York, NY 10017

Samuel Shimer                                            280 Park Avenue
Managing Director                                        West Building, 28th Floor
                                                         New York, NY 10017

Stephen Weintraub                                        Exchange Tower
Senior Vice President and Secretary                      Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Howard Wortzman                                          Exchange Tower
Vice President,                                          Suite 1300, P.O. Box 43
Finance                                                  2 First Canadian Place
                                                         Toronto, ON M5X 1E3

BOARD OF DIRECTORS OF COUNSEL CAPITAL:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

Allan C. Silber                                          Exchange Tower
Chairman and Chief Executive Officer                     Suite 1300, P.O. Box 43
Counsel Corporation                                      2 First Canadian Place
                                                         Toronto, ON M5X 1E3


EXECUTIVE OFFICERS OF COUNSEL CAPITAL:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

Allan C. Silber                                          Exchange Tower
President                                                Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Stephen Weintraub                                        Exchange Tower
Senior Vice President and Secretary                      Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

BOARD OF DIRECTORS OF COUNSEL LLC

Allan C. Silber                                          Exchange Tower
Chairman and Chief Executive Officer                     Suite 1300, P.O. Box 43
Counsel Corporation                                      2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Joseph Furlong                                           5200 Maryland Way
President and Chief Executive Officer                    Suite 400
American HomePatient, Inc.                               Brentwood, TN 37027

Mark Manner                                              315 Deaderick Street
Chief Executive Officer                                  Suite 1800
Harwell Howard Hyne Gabbert & Manner, P.C.               Nashville, TN 37238

David Wollmuth                                           500 Fifth Avenue
Member                                                   New York, NY 10110
Wollmuth Maher & Deutsch, LLP

EXECUTIVE OFFICERS OF COUNSEL LLC

Allan C. Silber                                          Exchange Tower
President                                                Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Sam Shimer                                               280 Park Avenue
Secretary                                                West Building, 28th Floor
                                                         New York, NY 10017

Stephen Weintraub                                        Exchange Tower
Assistant Secretary                                      Suite 1300, P.O. Box 43
                                                         2 First Canadian Place
                                                         Toronto, ON M5X 1E3

BOARD OF DIRECTORS OF COUNSEL SPRINGWELL COMMUNICATIONS:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

Allan C. Silber                                          Exchange Tower
Chairman and Chief Executive Officer                     Suite 1300, P.O. Box 43
Counsel Corporation                                      2 First Canadian Place
                                                         Toronto, ON M5X 1E3

Norman Chirite                                           280 Park Avenue
Managing Director                                        West Building, 28th Floor
Counsel Corporation                                      New York, NY 10017

Gary Wasserson                                           280 Park Avenue
Managing Director                                        West Building, 28th Floor
Counsel Corporation                                      New York, NY 10017

William E. Barker                                        One Landmark Square, Suite 320
Springwell Capital Partners, LLC                         Stamford CT 06901
Member

Mufit Cinali                                             One Landmark Square, Suite 320
Springwell Capital Partners, LLC                         Stamford CT 06901
Member

EXECUTIVE OFFICERS OF COUNSEL SPRINGWELL COMMUNICATIONS:

            NAME                                         ADDRESS
---------------------------------                        -------------------------

William E. Barker                                        Springwell Capital Partners, LLC
Managing Director                                        One Landmark Square, Suite 320
                                                         Stamford CT 06901

Mufit Cinali                                             Springwell Capital Partners, LLC
Managing Director                                        One Landmark Square, Suite 320
                                                         Stamford CT 06901

David A. Boillot                                         Springwell Capital Partners, LLC
Vice President, General Counsel,                         One Landmark Square, Suite 320
Secretary                                                Stamford CT 06901

Kun H. Lee                                               Springwell Capital Partners, LLC
Vice President                                           One Landmark Square, Suite 320
                                                         Stamford CT 06901

                                  EXHIBIT INDEX

                                   EXHIBIT NO.

                                   -----------

         1.1 Agreement to File Jointly dated March 11, 2001 by and among Counsel Corporation, Counsel Capital Corporation, Counsel Springwell Communications, LLC and Allan C. Silber (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Springwell Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Springwell Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.4 Agreement and Plan of Merger dated April 17, 2001 by and among WebToTel, Inc. Counsel Springwell Communications, LLC, I-Link Incorporated and I-Link Acquisition Corp., and certain other shareholders (incorporated by reference to the Schedule 13D filed by the Reporting persons on May 2, 2001).

         1.5 Loan and Security Agreement dated June 4, 2001 by and among WorldxChange Corp., a.k.a., PT-1 Counsel, Inc., a.k.a. PT-1 Long Distance, Inc., I-Link Incorporated and Counsel Corporation (incorporated by reference to
Exhibit 10.2 of the Issuer's quarterly report for the period ending June 30, 2001 filed on Form 10-Q on August 20, 2001).

         1.6. Warrant Agreement dated June 4, 2001 by and between Counsel Corporation (US) and I-Link Incorporated (incorporated by reference to Exhibit
10.3 of the Issuer's quarterly report for the period ending June 30, 2001 filed on Form 10-Q on August 20, 2001).

         1.7. Multi-Party Agreement dated June 4, 2001, by and among Counsel Corporation, PT-1 Counsel, Inc., George Farley, in his capacity as Trustee of the D&K Grantor Retained Annuity Trust (incorporated by reference to Exhibit 2.1 of the current report filed by Issuer on From 8-K on June 19, 2001).